UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-9047

A.	Full title of the Plan:

The Rockland Trust Company Employee Savings,
Profit Sharing, and Stock Ownership Plan

B.	Name of the issuer of the securities held pursuant
to the Plan and the
address of its principal office:

Independent Bank Corp.
Office Address: 2036 Washington Street, Hanover, Massachusetts
Mailing Address: 288 Union Street, Rockland, Massachusetts 02370

As filed on June 27, 2013

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN
Financial Statements and Supplemental Schedule
Years Ended December 31, 2012 and 2011
(With Report of Independent Registered Public Accounting Firm)

Table of Contents
ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Contents	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Signatures	15

Exhibit Index
Exhibit 23.1 Consent of Ernst & Young LLP

* Other schedules, required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the 401(k) Committee
Rockland Trust Company
We have audited the accompanying statements of net assets available for benefits of The Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 27, 2013

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
	December 31,
	2012	2011
Assets
Investments, at fair value
Mutual funds	$46,489,753	$38,374,543
Collective investment trusts	14,342,373	13,296,530
Independent Bank Corp. common stock	7,617,113	7,876,122
Personal access fund	358,850	279,952
Total investments, at fair value	68,808,089	59,827,147
Notes receivable from participants	2,453,734	2,209,787
Total assets	71,261,823	62,036,934
Liabilities
Excess contributions payable	42,961	—
Net assets available for benefits, at fair value	71,218,862	62,036,934
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(223,737)	(243,455)
Net assets available for benefits	$70,995,125	$61,793,479
See accompanying notes.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
	Year Ended December 31,
	2012	2011
Additions
Investment income
Net appreciation (depreciation) in fair value of investments	$5,353,005	$(2,072,396)
Interest and dividends	1,760,761	1,716,849
	7,113,766	(355,547)
Interest income on notes receivable from participants	72,276	73,170
Contributions
Participant	4,500,087	4,786,641
Employer	3,635,849	3,442,591
	8,135,936	8,229,232
Total additions	15,321,978	7,946,855
Deductions
Benefit payments	6,100,138	5,345,470
Administrative expenses	20,194	18,309
Total deductions	6,120,332	5,363,779
Net increase	9,201,646	2,583,076
Net assets available for benefits
Beginning of year	61,793,479	59,210,403
End of year	$70,995,125	$61,793,479
See accompanying notes.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2012

(1)	Description of the Plan
The following description of the Rockland Trust Company (the “Company” or “Plan Sponsor” or “Plan Administrator”) Employee Savings, Profit Sharing and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution plan covering all eligible employees of the Company. Full-time and part-time employees are eligible to participate in the Plan, regardless of age. In order to be eligible to receive the Company matching contributions, qualified non-elective contributions, and supplemental non-elective contributions, employees must have completed one year of service, which is defined as 1,000 hours of service in the first 12 consecutive months of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions
Under the provisions of the Plan, subject to Internal Revenue Service (“IRS”) limitations, employees who participate in the Plan may contribute up to 99% of their compensation each payroll period on a pre‑tax basis and up to an additional 10% of their compensation on an after‑tax basis. However, the total contribution may not exceed 99% of compensation. Participants may also contribute amounts representing distributions from other qualified plans.
For the year ended December 31, 2012, the IRS contribution limit was $17,000 with a $5,500 catch‑up provision for participants age 50 or above.
The Plan provides for automatic enrollment. All employees will be deemed to have made an election to defer 6% of their compensation commencing with the first payroll following thirty days of employment. All employees are given notice regarding this enrollment feature and may elect a different deferral election or make no deferral at that time.
Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers 19 mutual funds, two collective investment trusts and a personal access fund, which is an investment option that enables participants to set up their own brokerage account through State Street Brokerage Services, Inc., with all related brokerage fees incurred by the participant. The Plan also offers the common stock of Independent Bank Corp., the parent company of the Plan sponsor, as an investment option for the participants.
Under the Plan, the Company will contribute the following:

1)
Matching contributions equal to 25% of the amount of the salary the employee elected to defer (less any catch up contributions), up to the first 6% of the employee's compensation. Company matching contributions to the Plan are made each pay period, therefore, a participant must be actively employed and making a pre-tax employee deferral during that pay period in order to share in the matching contribution.

2)
Qualified non-elective contributions for each participant equal to 5% of compensation. Company qualified non-elective contributions to the Plan are made each pay period, therefore, a participant must be actively employed and receiving eligible compensation during that pay period in order to share in the qualified non-elective contribution.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2012

3)
Supplemental non-elective contributions equal to 5% of the amount by which an employee's eligible compensation exceeds the Social Security wage base (an amount published each year by the Social Security Administration, and indexed for inflation). For 2012, the Social Security wage base is $110,100. The supplemental non-elective contribution is also subject to certain other limits imposed by the Internal Revenue Code (“IRC”). Company supplemental non-elective contributions to the Plan are made each pay period, when applicable, therefore, a participant must be actively employed and receiving eligible compensation during that pay period in order to share in the supplemental non-elective contribution.

4)
Discretionary contributions for employees that are actively employed on the last day of the Plan year. In addition, those participants whose employment terminated during the year because of retirement under the Company's retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the discretionary contribution. The discretionary contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant's compensation for the Plan year bears to the total compensation of all qualifying participants. There were no discretionary contributions made in 2012 or 2011.

(c)	Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contributions and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)	Vesting
Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. The Company's contribution portion of their accounts plus actual earnings thereon, which are received after meeting certain eligibility requirements are also immediately vested.

(e)	Loans to Participants
Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the excess, if any, of the highest outstanding loan balance in the previous 12 months over the current outstanding loan balance) or 50% of the participants' vested account balance, whichever is less. No more than four loans per participant may be outstanding. The loans are secured by the vested balance in the participant's account and bear interest at rates that range from 3.25% to 8.25%, as determined by the Plan Administrator, which are commensurate with local prevailing rates. Loans must be repaid within five years; however, loans for the purchase of a primary residence may be repaid over a longer period, as determined by the Plan Administrator.

(f)	Payment of Benefits
Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's interest in his or her account in a lump‑sum distribution (rollover treatment, if eligible), or installment payments over a period of not more than the employee's assumed life expectancy. However, if the employee's vested benefits under the Plan do not exceed $5,000, the benefit will be distributed in a single lump‑sum distribution (rollover treatment required by the IRS if timely notice is not received from the employee).
At the discretion of the Plan Administrator, in the event of extreme financial hardship as defined in applicable IRC, a participant may withdraw some or all of their vested balances subject to applicable penalties.
Distribution of benefits attributable to investments other than those attributable to the Independent Bank Corp. common stock will be in the form of cash. Distribution of benefits attributable to the Independent Bank Corp. common stock will be in the form of cash, Independent Bank Corp. common stock, or both, at the participant's discretion.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2012

(g)	Dividend Reinvestment and Voting Rights
Dividends paid on investments in Independent Bank Corp. common stock within the Plan will be paid to the Plan and allocated to participant accounts and may be distributed in cash not later than 90 days after the close of the Plan year in which they were paid, or may be reinvested in Independent Bank Corp. common stock. Dividends reinvested may participate in the Company's 2010 Dividend Reinvestment and Stock Purchase Plan which allows for a 5% discount of dividends reinvested in Independent Bank Corp. common stock.
Participants (or beneficiaries), as holders of Independent Bank Corp. common stock, will direct DWS Trust Company, the Plan Trustee, as to the manner in which the voting rights are to be exercised for all Independent Bank Corp. common stock held as part of the Plan assets.

(h)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, no further contributions will be made to the Plan and all amounts credited to participants' accounts will continue to be 100% vested. The distribution of the accounts will be done as soon as practicable in a manner permitted by the Plan.

(2) Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
The Putnam Stable Value Fund invests in fully benefit responsive guaranteed investment contracts ("GICs"). This fund is recorded at fair value; however, since the contract is fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present the investment at contract value. Contract value is the relevant measurement attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions, plus earnings, less participant withdrawals and administration expenses.
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan's realized gains or losses on investments sold, as well as investments held during the year.

(d)	Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2012

(e)	Benefits Paid
Benefits are recorded upon distribution.

(f)	Refundable Contributions
At December 31, 2012 and 2011, $42,961 and $422, respectively, of contributions made in excess of amounts allowed by the Internal Revenue Service, were refunded by the Plan to certain participants after the end of the Plan year. As of and for the year ended December 31, 2012, the contributions were included as a Plan payable on the Statement of Net Assets and participant contributions on the Statement of Changes in Net Assets are reflected net of the refundable contributions.

(g)	Administrative Expenses
The Company pays all expenses of the Plan at the option of the Company. Participant specific loan issuance and loan maintenance fees are paid by the specific participant and reflected in the Plan's Statement of Changes in Net Assets Available for Benefits.

(h)	New Accounting Pronouncements
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP ("ASU 2011-04"). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles . Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities, as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

(3) Investments
The following table presents investments in the accompanying Statements of Net Assets Available for Benefits for which the fair value exceeded 5% of the Plan's net assets as of December 31, 2012 and 2011:

	Fair Value
Description of Investment	2012	2011
Janus Balanced Fund - T	$8,078,563	$6,395,016
Independent Bank Corp. common stock	7,617,113	7,876,122
Putnam Stable Value Fund (contract value $7,239,752 and $7,134,833)	7,463,489	7,378,288
DWS Stock Index Trust	6,878,884	5,918,242
Janus Research Fund - T	4,615,444	3,751,619
DWS Large Cap Value Fund - S	4,476,491	3,868,216
Neuberger Berman Genesis Fund - Trust	4,123,854	3,747,922
DWS Global Income Builder Fund - S	3,975,826	3,563,634
Federated Total Return Bond Fund - R	3,829,948	3,277,270
Templeton Foreign Fund - A	3,762,030	3,144,034
DWS Large Cap Focus Growth Fund - S	3,643,632	3,108,364

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2012

During 2012 and 2011, the Plan's investments appreciated (depreciated) in fair value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

	2012	2011
Investments at fair value as determined by quoted market prices
Mutual funds	$3,930,811	$(2,269,572)
Common stock	463,333	91,301
Personal access fund	38,807	14,023
Net appreciation (depreciation)	4,432,951	(2,164,248)
Investments at estimated fair value
Collective investment trusts - DWS Stock Index Fund	920,054	91,852
Net change in fair value	$5,353,005	$(2,072,396)

(4) Fair Value Measurements
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Plan’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. If there has been a significant decrease in the volume and level of activity for the asset or liability, regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from one level to another.
The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosures Topic of the FASB ASC are described below:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2012

Valuation Techniques
Mutual Funds
These investments are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective Investment Trusts
Investments in a collective investment trust is valued at the NAV as determined by using estimated fair value of the underlying assets held in the fund. NAV is used as a practicing expedient for fair value. The NAV is provided by the investment manager of the trust. The underlying investments of the stable value funds consist of short term investments, GICs and synthetic GICs. Short term investments are stated at contract value which approximates fair value. GICs are valued using a discounted cash flow methodology where individual contract cash flows are discounted at the prevailing market interpolated GIC rate as of the year end. Synthetic GICs are valued based on the underlying investments. Fixed income underlying investments are valued on the basis of the valuations furnished by the Trustee-approved independent pricing services, which determine valuations for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities. Investment contracts are valued at contract value which represents invested principal plus contractual interest earned thereon. There are currently no redemption restrictions on these investments.
Common Stock
Independent Bank Corp. common stock and common stock held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.
Personal Access Fund
The personal access fund is comprised of investments in mutual funds, common stocks, and cash and cash equivalents. The underlying investments of the personal access funds are grouped with their similar investment types in the table below.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2012

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value, on a recurring basis, as of December 31, 2012 and 2011:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)
Description	As of December 31, 2012
Mutual funds
Balanced funds	$12,105,218	$12,105,218	$—	$—
Growth funds	28,151,201	28,151,201	—	—
Fixed income funds	6,111,156	6,111,156	—	—
Other funds	311,545	311,545	—	—
Collective investment trusts
Putnam Stable Value Fund (1)	7,463,489	—	7,463,489	—
DWS Stock Index Trust (2)	6,878,884	—	6,878,884	—
Common stock	7,767,121	7,767,121	—	—
Cash and cash equivalents	19,475	19,475	—	—
	$68,808,089	$54,465,716	$14,342,373	$—

Description	As of December 31, 2011
Mutual funds
Balanced funds	$9,987,041	$9,987,041	$—	$—
Growth funds	23,407,650	23,407,650	—	—
Fixed income funds	4,931,008	4,931,008	—	—
Other funds	214,571	214,571	—	—
Collective investment trusts
Putnam Stable Value Fund (1)	7,378,288	—	7,378,288	—
DWS Stock Index Trust (2)	5,918,242	—	5,918,242	—
Common stock	7,977,039	7,977,039	—	—
Cash and cash equivalents	13,308	13,308	—	—
	$59,827,147	$46,530,617	$13,296,530	$—
(1) This fund seeks capital preservation and current income when consistent with capital preservation. To enhance income, the fund can invest in a wider range of securities than a money market fund, including short-term bonds and GICs.
(2) This fund seeks to match, before fees and expenses, the performance of the S&P 500 index which emphasizes stocks of large US companies. The fund invests primarily in common stocks of companies that make up the S&P 500 index, in approximately the same weightings as the index. The Fund may also invest in derivative instruments, such as stock index futures contracts and options relating to the benchmark.

The Plan has no assets that are measured on a nonrecurring basis as of December 31, 2012 and 2011.

There were no transfers between the levels of the fair value hierarchy for any assets measured at fair value for the years ended December 31, 2012 and 2011.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2012

(5) Related‑Party and Parties-in-Interest Transactions

Investments in shares of the common stock of Independent Bank Corp., the parent company of the Company qualify as related party transactions. Certain collective investment trusts and mutual funds managed by DWS Trust Company, the Plan trustee as defined by the Plan, qualify as party‑in‑interest transactions. Transactions with respect to participant loans also qualify as party-in-interest transactions.

(6) Tax Status

The Plan has received a determination letter from the IRS dated June 16, 2006, stating that the Plan is qualified under Section 401(a) of the IRC and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(7) Risks and Uncertainties

The variety of investment options are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(8) Plan Merger and Amendment

Effective November 9, 2012, the Plan was amended for the merger of the Central Co-Operative Bank ("Central") employees into the Company. The amendment provides for the determination of benefits for certain former employees of Central Co-operative Bank. The Central Co-operative Bank 401(k) Plan was a multi-employer plan and thus there will be no transfer of assets, however rollover contributions into the Plan will be allowed.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2012

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total assets per the audited financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the audited financial statements	$70,995,125	$61,793,479
Less: deemed distributed loans (1)	(70,054)	(84,293)
Plus: excess contributions payable	42,961	—
Plus: adjustment to fair value from contract value for fully benefit-responsive contracts	223,737	—
Total assets per the Form 5500, Schedule H, Part 1 (line 1(f))	$71,191,769	$61,709,186

The following is a reconciliation of total additions per the audited financial statements to the Form 5500:

	2012	2011
Total additions per the audited financial statements	$15,321,978	$7,946,855
Plus: excess contribution payable	42,961	—
Plus: adjustment from contract value to fair value for fully benefit-responsive contracts	223,737	—
Less: prior year interest on deemed distributed loans (1)	(288)	$—
Total income per the Form 5500	$15,588,388	$7,946,855

The following is a reconciliation of benefits paid to participant per the audited financial statements to the Form 5500:

	2012	2011
Benefits paid to participants per the audited financial statements	$6,100,138	$5,345,470
Less: payments of deemed distributed loans including interest (1)	(30,369)	(7,288)
Plus: deemed distributed loans from 2012 (1)	15,842	65,968
Benefits paid to participants per the Form 5500	$6,085,611	$5,404,150

(1) In the financial statements of the Plan, delinquent loans remain as assets of the Plan. However, for the Form 5500 reporting purposes delinquent loans are removed from plan assets and reported as a benefit paid to a participant.

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No: 002
	E.I.N: 04-1782600
	December 31, 2012
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Janus Balanced Fund - T	Mutual Fund	$8,078,563
	Janus Research Fund - T	Mutual Fund	4,615,444
*	DWS Large Cap Value Fund -S	Mutual Fund	4,476,491
	Neuberger Berman Genesis Fund - Trust	Mutual Fund	4,123,854
*	DWS Global Income Builder Fund - S	Mutual Fund	3,975,826
	Federated Total Return Bond Fund - S	Mutual Fund	3,829,948
	Templeton Foreign Fund - A	Mutual Fund	3,762,030
*	DWS Large Cap Focus Growth Fund - S	Mutual Fund	3,643,632
	Janus Twenty Fund - T	Mutual Fund	3,425,074
*	DWS Mid Cap Value Fund - S	Mutual Fund	1,265,873
	Parametric Emerging Markets Fund - Investor Class	Mutual Fund	847,048
	Neuberger Berman International Fund - Trust	Mutual Fund	796,720
	T. Rowe Price International Bond	Mutual Fund	675,338
	Credit Suisse Commodity Return Strategy Fund - A	Mutual Fund	595,391
	MFS High Yield Opportunities Fund - A	Mutual Fund	558,010
*	DWS Short Duration Fund - S	Mutual Fund	531,711
*	DWS Global Inflation Fund - S	Mutual Fund	516,149
*	DWS RREEF Global Real Estate Securities Fund - S	Mutual Fund	461,106
	Hartford Floating Rate Fund - R4	Mutual Fund	311,545
			46,489,753
	Putnam Stable Value Fund	Collective Investment Trust	7,463,489
*	DWS Stock Index Trust	Collective Investment Trust	6,878,884
			14,342,373
*	Independent Bank Corp.	Common Stock	7,617,113
	Personal Access Fund
	SSGA Money Market Fund	Cash and Cash Equivalents	19,475

	Apple Inc.	Common Stock	37,382
	Microsoft Corporation	Common Stock	29,497
	General Electric Company	Common Stock	23,967
	Intel Corporation	Common Stock	20,853
	Pfizer Inc.	Common Stock	17,253
*	Independent Bank Corp.	Common Stock	16,543
	Diamond Offshore Drilling, Inc.	Common Stock	4,513
	Fidelity Contrafund	Mutual Funds	58,660
	*Represents a party-in-interest

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No: 002
	E.I.N: 04-1782600
	December 31, 2012
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Vanguard Wellington Fund Investor Shares	Mutual Funds	43,908
	Vanguard Dividend Growth Fund Investor Shares	Mutual Funds	34,115
	Baron Small Cap Fund	Mutual Funds	24,127
	Columbia Acorn USA Class Z	Mutual Funds	8,207
	Dodge & Cox Balance	Mutual Funds	6,921
	Lord Abbett Mid Cap Value Class A	Mutual Funds	6,885
	American AMCAP Class A	Mutual Funds	6,544
			358,850
*	Loans to Participants	Interest rates 3.25% to 8.25%	2,453,734
			$71,261,823
	*Represents a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
(Name of Plan)

Date: June 27, 2013	/s/ Denis K. Sheahan
Denis K. Sheahan
Chief Financial Officer Independent Bank Corp.